May 15, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kevin Woody

Re:	First Industrial, L.P. Form 10-K for fiscal year ended December 31, 2008 Filed March 2, 2009 File No. 333-21873
Dear Mr. Woody:
     We are writing to respond to the comment of the Staff contained in a letter, dated April 9, 2009, relating to the above-referenced filing of First Industrial, L.P. (the “Operating Partnership”). Set forth below is the comment (in italics) as set forth in the Staff’s letter and immediately below is the response of the Operating Partnership.
Form 10-K for the fiscal year ended December 31, 2008
Financial Statements
Consolidated Balance Sheets, page 51
1.	We note your response to our prior comment one and management’s representation that the REIT has the unilateral option to cause the Operating Partnership to pay the redemption price in shares of common stock of the REIT or cash. Based on your disclosure, it appears that the Operating Partnership does not have the option to redeem the units for anything other than cash. Additionally, it does not appear that the Operating Partnership has any ability to influence the REIT’s voluntary option to settle the common units in common stock of the REIT or cash. Given that the fiduciary duties of senior management and the board are not identical with respect to the Operating Partnership and the REIT, it appears these units should be reported at their redemption amount in the mezzanine section of the balance sheet pursuant to EITF Topic No. D-98. Please provide additional information regarding the Operating Partnership compliance with EITF Topic No. D-98.

     In reaching our conclusion with respect to the accounting and reporting for the limited partnership units of the Operating Partnership (“LPUs”), management considered EITF Topic No. D-98 and noted that the guidance indicates that it would not be appropriate for the securities that are redeemable for cash or other assets to be classified in permanent equity if they are redeemable (1) at a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. To address these three criteria, management reviewed the Operating Partnership’s limited partnership agreement (the “Limited Partnership Agreement”) and determined the following:
(1)	The Limited Partnership Agreement provides the limited partners with the right to redeem LPUs at a time of the holder’s choosing, subject to limited restrictions. The redemption can be satisfied either through the exchange of LPUs for an equivalent number of shares of common stock of First Industrial Realty Trust, Inc. (the “REIT” or “General Partner”) or through the payment of cash for LPUs, based upon the common stock price on the day of redemption. The units are not redeemable at a fixed or determinable date.

(2)	The Limited Partnership Agreement states that the General Partner of the Operating Partnership has the unilateral option to satisfy redemption of the LPUs in shares of the REIT’s common stock or in cash. Therefore the holders of the LPUs do not have this option.

(3)	The Limited Partnership Agreement does not provide for holders of LPUs to be paid upon the occurrence of any event specified in paragraph 9 of EITF Topic No. D-98.
     In making our determination as to whether the Operating Partnership would be able to deliver its own shares, management analogized to and relied upon guidance within EITF 98-2 which concludes that an investment in the stock of a parent whose only significant asset is its investment in a subsidiary is essentially the same as an investment in stock of the subsidiary and should be classified as a reduction to the subsidiary’s reported shareholders’ equity similar to treasury stock. Consistent with that guidance, since the REIT’s only significant asset is its investment in the Operating Partnership, management reasoned that the REIT shares that would be used to redeem the LPUs, should be treated as those of the Operating Partnership.
     We observe that EITF Topic D-98 paragraph 6 states that “... the SEC staff believes that all of the individual facts and circumstances should be considered in determining how an equity security should be classified.” This paragraph also addresses situations where the form of settlement may be equity. “Some financial instruments issued in the form of shares that are not required to be classified as asset or liabilities under Statement 150 or other GAAP are redeemable at the option of the holder or upon the occurrence of an event that is not solely within the control of the issuer. Upon redemption of these financial statements in other than a final liquidation, the issuer may be required or may have a choice to settle the contract by delivery of its own shares. For these instruments, the guidance in paragraphs 12-31 of Issue 00-19, “Accounting for Derivative financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract.” The following outlines management’s evaluation of EITF 00-19:
•	The Limited Partnership Agreement does not require that the shares issued upon redemption of LPUs be registered shares. As such, unregistered shares can be delivered;

•	The REIT has in excess of 51 million authorized and unissued shares available, which is significantly more than would be required to settle the 5.8 million LPUs outstanding at December 31, 2008 and as well as all other existing contingent issuance obligations (options, etc.) of the REIT;

•	Because the LPUs are redeemable on a one-for-one basis, the number of REIT shares that would be delivered in a share settlement is explicitly limited;

•	There are no requirements for cash payments to the holders of LPUs under the terms of the Limited Partnership Agreement or under any other agreements with the holders of LPUs (collectively, “Other Agreements”) if the REIT or the Operating Partnership fails to make timely filings with the SEC;

•	There are no requirements within the Limited Partnership Agreement or any Other Agreements that the REIT or the Operating Partnership post collateral at any point or for any reason;

•	There are no provisions in the Limited Partnership Agreement or the Other Agreements that indicate that holders of LPUs have rights that rank higher than those of a shareholder of the REIT stock;

•	There is nothing in the Limited Partnership Agreement or the Other Agreements that require net-cash settlement for the LPUs, except in specific circumstances in which the existing holders of the REIT shares would also receive cash in exchange for their shares.

•	There are no provisions in the Limited Partnership Agreement or the Other Agreements requiring that the holders of LPUs be made whole in the event proceeds from the sale of shares received upon redemption are insufficient to provide the holders of LPUs a full return on their investment.
     Management also considered whether the ability to deliver common stock is within the sole control of the Operating Partnership and reasoned that the Operating Partnership effectively has control because of the following legal and operating relationships between the REIT and the Operating Partnership:

•	The REIT’s only significant asset is its investment in the Operating Partnership and the risks, rewards and economic interests of shareholders of the REIT are therefore aligned with and directly correlated to those of the other Operating Partnership unit holders;

•	Senior management of the REIT is employed by the Operating Partnership and therefore has fiduciary responsibilities to preserve the interests of the Operating Partnership. Moreover, it is difficult to conceive of any decisions made for the benefit of the REIT that would not be mutually beneficial for the Operating Partnership;

•	We believe REIT shares would be available to the Operating Partnership since the REIT serves as general partner of the Operating Partnership and the economic interests of the REIT and the Operating Partnership are aligned;

•	The REIT’s Board of Directors direct the corporate REIT in a manner designed to benefit the Operating Partnership, as the REIT’s only significant asset is its investment in the Operating Partnership.
     It can not be ignored that, in the context of the parent-subsidiary relationship of an UPREIT structure, the REIT serves as the general partner of the Operating Partnership and therefore controls the decisions of its subsidiary Operating Partnership. Therefore, although the payment of cash may technically be outside the control of the subsidiary Operating Partnership (as discussed, the Limited Partnership Agreement provides that the REIT, as General Partner, makes this choice), this structure is not substantive from an accounting perspective. If the provisions of the Limited Partnership Agreement were different, such that the subsidiary had the right to independently make the choice between cash and stock settlement, the subsidiary Operating Partnership (as a standalone entity) would have no more control over the form of settlement because the REIT, as General Partner, would control the decision made by the Operating Partnership. Therefore, the REIT, as the general partner and as the controlling shareholder, will always be in a position to choose which form of settlement will be used, irrespective of whether the choice is nominally characterized within the Limited Partnership Agreement as a choice of the Operating Partnership or characterized as a choice of the REIT. Topic D-98 is clear that the accounting for the arrangement should be based on the substance of the relationship between the various parties, not the legal form.
     Notwithstanding the fact that senior management and the directors owe different fiduciary duties to the REIT shareholders than to the holders of LPUs, because the economic interests of the REIT shareholders are directly and fully correlated to the decisions made at the Operating Partnership level, management believes that these differing fiduciary responsibilities will remain aligned. Based on that perspective and management’s consideration of the facts and circumstances as they relate to the criteria for permanent equity classification within the above-mentioned guidance, management believes it has reasonably concluded that the Operating Partnership does have the ability to redeem the LPUs for REIT shares and that the Operating Partnership does have the ability to influence the REIT’s settlement decision.
     In connection with responding to the above comment, the Operating Partnership hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Operating Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about the Operating Partnership’s response to your comment or require further explanation, please do not hesitate to telephone me at (312) 344-4380.
Very truly yours,
Scott Musil
Chief Financial Officer
Enclosures

cc:	John H. Clayton William E. Turner II